

USPB UPDATE

Volume 9, Issue 11   www.uspremiumbeef.com   **November 4, 2005**

Details to be covered at USPB's annual meeting

Age Verified Premiums Set To Increase To $25-$30 Per Head

By Brian Bertelsen, Director of Field Operations

Feedlots that deliver cattle through USPB's Age Verified (AV) program must either be approved by NBP under its USDA-approved Quality Systems Assessment (QSA) umbrella program or gain QSA approval directly from USDA. In addition to QSA programs, USDA can also approve a Process Verified Program (PVP).

Currently, there are three Data Service Provider (DSP) companies that have PVP's that are approved by USDA for Age and Source Verification. These include IMI Global, eMerge, and Sterling Solutions. Cattle can be tagged with a tamper-proof EID tag and registered with a PVP before they leave the ranch of origin. *Purchasing feeder cattle that are enrolled in a PVP, can greatly simplify the paperwork required for NBP's QSA program.*

When the Japanese border opens and product is moving, our AV premiums will increase from $10 per head to $25 to $30 per head for approved cattle.

USDA allows these PVP cattle to travel through salebarns, backgrounder and starter yards *without training, auditing or risk assessment of those operations. Currently, this is the only way cattle can be purchased through sale barns and participate in NBP's QSA program.* Feedlots will be required to read the ear tags and obtain a document from the DSP or the ranch of origin as proof that they are age and source verified.

Producers must be aware that these DSP's have other programs and services that do not meet the requirements for export to Japan. Make sure the services they provide you are USDA approved for age and source verification. You'll also need to get a document of proof before shipping the cattle to NBP. All feedlots must still be approved by NBP even if the cattle are enrolled in a PVP program. So, if a producer raises his own cattle and finishes those cattle on his own farm/feedlot, he must still request on-site training and approval.

Also, Holsteins are now eligible for AV premiums through our company. USDA announced that producers who assemble newborn calves from dairies (commonly called a calf ranch) can be treated similarly to a ranch of origin if they have specific written procedures documenting their normal system of getting newborn calves and verifying their age.

USPB members are allowed to utilize delivery rights to deliver Holstein calf-fed steers to our plants on a live weight basis. This applies to both AV and non-AV Holsteins. We are also offering AV basis bid contracts for future delivery. Members who have cattle on feed that qualify for our AV program can sign a delivery contract that uses a basis bid relative to the futures contract price for the month of delivery.

Members are invited to attend USPB's annual meeting in Wichita on November 30 to learn more about our AV program and discuss how PVP and other USDA programs can be used to deliver cattle that are eligible for these premiums. Please call Brian Bertelsen at 866-877-2525 if you have questions.♦

Annual Meeting Guest Speaker Announced

USPB has added Randy Blach, CEO of Cattle-Fax, as a guest speaker at our annual meeting. He will address attendees at 6 p.m. on the state of the U.S. beef industry. Please see page two for annual meeting registration information.

USPB BENCHMARK PERFORMANCE DATA

Cattle Marketed Between 10/2/05—10/29/05				
	Base Grid		**Market Grid**	
	All	**Top 25%**	**All**	**Top 25%**
Yield	64.15	65.00	64.39	64.80
Prime	3.36	6.29	0.98	1.69
Choice	58.88	71.30	43.41	55.61
CAB	10.83	15.70	6.97	10.76
NAB	6.39	7.14	1.27	0.42
% Black	77.05	79.64	63.25	74.59
Ungraded	2.35	1.13	3.77	1.87
Hard Bone	0.50	0.41	0.47	0.26
YG1	6.05	3.69	12.18	10.88
YG2	30.70	26.43	38.89	32.83
YG3	46.27	50.11	38.56	42.70
YG4	14.75	16.91	9.62	12.47
YG5	2.23	2.86	0.76	1.12
Light Wt.	0.24	0.05	0.09	0.11
Heavy Wt.	2.41	3.44	1.96	1.24
Premium	**$20.09**	**$53.70**	**$21.70**	**$46.86**

U.S. Premium Beef, LLC Annual Meeting

See You in Wichita

Fiscal 2005 was a challenging year for the U.S. beef processing sector. The continued loss of export business due to the two BSE cases discovered in the United States, combined with the restriction of only importing boxed beef rather than live cattle from Canada for much of the year and increased competition for U.S. consumers' food dollars from competing protein sources, all impacted the ability to market beef profitably during much of the year.

However, we continued to find new ways to produce and develop markets for value added products during fiscal 2005. At the same time, our processing company again grew its share of the U.S. fed cattle market by completing a three year expansion of our Dodge City plant which has resulted in greater efficiencies in harvesting, processing and distributing beef products.

On November 30, you will have an opportunity to learn more about the performance of your company during fiscal 2005 at USPB's annual meeting. The activities will kick off Wednesday afternoon at 3 p.m. with a discussion about our Age Verified program and how USPB members can participate and benefit from recording and maintaining animal age information. We'll also discuss how other USDA approved Process Verified Programs can be used by USPB members.

At 5 p.m. members will have an opportunity to meet USPB Board candidates. Dinner will be served at 6 p.m. Randy Blach, CEO of Cattle-Fax, will discuss the state of the U.S. beef industry during dinner. That will be followed by presentations from NBP management on the company's performance in fiscal 2005 and plans for fiscal 2006. USPB's business meeting will be held at 7:30 p.m. which will include a discussion of fiscal 2005 accomplishments and an election of two Board directors.

While our members have realized considerable financial success from marketing cattle through USPB, we continue to look for ways to increase the benefits of participating in our unique producer-owned company. As world markets reopen, we believe there will be greater opportunities for producers who have animal identification, age and source information for their cattle. We look forward to helping you capture those opportunities as they develop.

I'd like to encourage you to attend USPB's annual meeting on November 30th. I'm confident you will go home with a better understanding of your company. I look forward to seeing you in Wichita.

Steve D. Hunt

Schedule

Wednesday, November 30*

2:00-6:00 p.m.	**Registration** **Outside Rm. 210**
3:00 p.m.	**Age Verified** **Overview Meeting** **Rm. 209B**
5:00 p.m.	**Meet USPB Board Candidates** **Outside Rm. 210**
6:00 p.m.	**Dinner—Randy Blach,** **Cattle-Fax & NBP Presentation** **Rm. 210**
7:30 p.m.	**USPB Business Meeting** **Rm. 210**
9:00 p.m.	**Social Hour** **Rm. 210**

*All meetings are at Century II Convention Center, 225 W. Douglas St., Wichita, KS

Annual Meeting Hotel:
Hyatt Regency Wichita—400 West Waterman—316-293-1234—(When making reservations request USPB's annual meeting rate or the Kansas Livestock Association convention rate. If you have questions please call USPB at 866-877-2525.)

Other Hotels Close to Century II:
Hotel at Old Town:
830 East First—316-267-4800
La Quinta Hotel:
221 East Kellogg—316-269-2090

Driving Directions to USPB Annual Meeting Location: Century II Convention Center

From the North or South:
Take I-135 to US Highway 54/E. Kellogg St. Go west on E. Kellogg (US Highway 54) to S. Broadway St. Turn right. Go north to E. William St. Turn left. Go west to Century II.

From the East or West:
Take Kellogg St. (US Highway 54) to S. Broadway St. Turn north to E. William St. Turn left. Go west to Century II.

U.S. Premium Beef, LLC
Annual Meeting Pre-Registration Form

November 30, 2005
Century II Convention Center, 225 W. Douglas St., Wichita, KS

Please complete and fax or mail to the USPB office by November 11, 2005.

PLEASE PRINT CLEARLY

Member Name: _____

Name for Name Badge: _____

Address: _____

City, State Zip: _____

Phone: _____ E-Mail Address: _____

Events:

Age Verified Overview Meeting
    3:00 p.m.
_____ Number of people attending

Dinner—Randy Blach, Cattle-Fax
    & NBP Presentation
    6:00 p.m.
_____ Number of people attending

USPB Business Meeting
    7:30 p.m.
_____ Number of people attending

Additional Registrations:

(This meeting is exclusive to USPB members, family members and employees.)

Name: _____

Name Badge: _____

Relationship to USPB Member: _____

Name: _____

Name Badge: _____

Relationship to USPB Member: _____

Please complete form and return to:
U.S. Premium Beef, P.O. Box 20103, Kansas City, MO 64195
(866) 877-2525 phone • (816) 713-8810 fax

USPB Qualified Custom Feedlot List

U.S. Premium Beef's Qualified Custom Feedlot list (QCF) is designed to assist producers who are looking for a feedlot that has knowledge and experience in finishing cattle for USPB's quality-based system. USPB recognizes these feedlots because they agree to practice the requirements established by the company. This added assurance provides confidence to producers looking for a custom feedlot where USPB has examined and confirmed the production practices.

Proper management is a critical ingredient to successful grid marketing. However, it is not a guarantee. Genetic potential of the cattle plays an important role as well. The USPB Qualified Seedstock Supplier (QSS) list, which includes breeders who offer genetics designed for the production of high quality grading carcasses, is also available on the USPB website at www.uspremiumbeef.com. For more information about QCF and QSS members **call USPB at 866-877-2525**.

State	Feedlot	City	Contact	Phone
CO	Buol & Asher Feeding Co.	Burlington	John Buol	719-346-7072
CO	Hunt Feedyard	Platteville	David Hunt	970-737-2437
CO	Triple H Farms, Inc.	Stratton	Bill Hornung, Jr.	719-348-5604
KS	Ashland Feeders	Ashland	Scott Girard	620-635-2213
KS	Black Diamond Custom Feeders	Herington	Doug Laue	785-258-3721
KS	Brookover Cattle Co.	Scott City	Mike Binns	620-872-5817
KS	Carpenter Cattle Co., Inc.	Brewster	Wayne Carpenter	785-694-2454
KS	Cattle Empire, LLC	Satanta	Roy Brown	620-649-2235
KS	Cow Camp Feedyard	Ramona	Tracy Brunner	785-965-2228
KS	Crist Feedyard, Inc.	Scott City	Ty Rumford	620-872-7271
KS	Fairleigh Feedyard	Scott City	Jerry Kuckelman	620-872-2111
KS	Floyd Feedyard	Johnson	Martie Floyd	620-492-6610
KS	Harkness Cattle & Land, Inc.	Scott City	Mike Harkness	620-872-5627
KS	Hays Feeders, LLC	Hays	Kendall Hopp	785-625-3415
KS	HRC Feed Yards, Inc.	Scott City	Terry Ryan	620-872-5328
KS	KC Feeders	Scott City	Bill Hommertzheim	620-872-5376
KS	Midwest Feeders, Inc.	Ingalls	Jeff Sternberger	620-335-5790
KS	Poky Feeders, Inc.	Scott City	Joe Morgan	620-872-5834
KS	Pratt Feeders, LLC	Pratt	Jerry Bohn	620-672-6448
KS	Stampede Feeders	Scott City	Don Herbers	620-872-0800
KS	Triangle H Grain & Cattle, Co.	Garden City	Sam Hands	620-276-4004
KS	Winger Feedyard, Inc.	Johnson	Gerald Clary	620-492-6802
NM	Double A Feeders, Inc.	Clayton	Gene Atchley	505-374-2591
NM	Schmitz Feedlot	Clayton	Roger Schmitz	505-374-8193
OK	Buffalo Feeders	Buffalo	Tom Fanning	580-735-2511
TX	McLeod Farms	Morse	Rex McCloy	806-878-2649
TX	Perryton Feeders, Inc.	Perryton	Johnny Scribner	806-435-5466

U.S. Premium Beef, LLC
P.O. Box 20103
Kansas City, MO 64195

Presort First Class
US Postage Paid
Kansas City, MO
Permit #6412

ADDRESS SERVICE REQUESTED